June 21, 2023

VIA EDGAR AND E-MAIL

Mr. John Kernan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sarbanes-Oxley Review of the Annual Report for the Period Ended 12/31/22 on Form N-CSR of EQ Advisors Trust (File Nos. 333-17217; 811-07953) and EQ Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Kernan:

On behalf of EQ Advisors Trust (“EQAT Trust”) and EQ Premier VIP Trust (each, a “Trust,” and together, the “Trusts”), set forth below are the comments you provided by telephone on May 17, 2023, regarding the SEC Staff’s recent review of each Trust’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2022. Your comments are set forth below and are followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the Annual Report.

1.

Comment: With respect to the EQ/Money Market Portfolio, the Staff notes that $20 million in cash received as collateral for securities on loan was subsequently reinvested in a repurchase agreement dated 12/30/22 collateralized by various common stocks. The Staff also notes that the fund’s prospectus states that as a government money market fund, 99.5% of the fund’s portfolio will comprise of U.S. government issues or guaranteed securities and investments in repurchase agreements collateralized fully by cash items or U.S. Treasury and U.S. government securities. Please confirm that the investment of cash collateral received for securities on loan in repurchase agreements collateralized by common stocks is a permissible investment that complies with the fund’s investment restrictions and repurchase agreement and securities lending guidelines. In addition, please confirm the frequency and date of last review and approval of the securities lending guidelines by the adviser’s investment, risk management, or similar committee, and by the Board of Trustees of the fund.

Response: The EQ/Money Market Portfolio (the “Portfolio”), a series of EQAT Trust that operates as a government money market fund, participated in a securities lending program for which JPMorgan Chase Bank, N.A. (“JPMorgan”) was the lending agent. As noted by the Staff, as part of the securities lending program, certain cash collateral received from the Portfolio’s securities lending activities was invested in a repurchase agreement that was collateralized by U.S. equities (the “Repurchase Agreement”) as of December 31, 2022, the date of the EQAT Trust’s Annual Report reviewed by the Staff. The Repurchase

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June 21, 2023

Agreement terminated in accordance with its terms on January 3, 2023, and the Portfolio received the full repurchase price contemplated under the terms of the Repurchase Agreement and no longer held the Repurchase Agreement after that date. Please note that, with respect to the Repurchase Agreement, each of the repurchase price for the securities purchased by the Portfolio, and the collateral posted by the counterparty, exceeded the amount paid by the Portfolio. In addition, under the securities lending agreement between JPMorgan and the EQAT Trust, JPMorgan is obligated to indemnify the lending portfolios of the EQAT Trust for 100% of cash collateral investments in repurchase agreements in the event of a failure by the counterparty to repurchase the securities or other counterparty default, thus further limiting any potential risk of loss. Nevertheless, the Portfolio’s investment in a repurchase agreement collateralized by equity securities was not in compliance with the Portfolio’s investment restrictions and accordingly constituted a compliance exception.

The EQAT Trust has confirmed that, consistent with its policies, procedures and guidelines relating to its government money market fund, the Portfolio does not hold and will not invest in any other repurchase agreements collateralized by assets other than cash or government securities. As an additional measure to ensure that this error does not recur, the Portfolio was removed from the securities lending program.

In response to the Staff’s comment regarding the frequency and date of last review and approval of the securities lending guidelines, Equitable Investment Management Group, LLC (“EIM”), the Trusts’ investment adviser, currently reviews the securities lending program on at least an annual basis as part of its third-party due diligence program. The scope of these reviews varies from year to year. The last review took place on May 11, 2023, and included discussion of collateral management. EIM and JPMorgan provide the Board of Trustees of the EQAT Trust with a quarterly securities lending program report, which provides a summary of the securities lending activities of the Portfolio and other series of the EQAT Trust, including information regarding borrowers, earnings, collateral and reinvestment of cash collateral under the program. In addition, EIM provides the Board with an annual report regarding the operation of the securities lending program. EIM will continue to review the securities lending program and the applicable guidelines to monitor compliance with the portfolios’ investment guidelines and restrictions.

2.

Comment: For funds that have executed trades pursuant to Rule 17a-7 under the 1940 Act, please confirm if the funds are consistently disclosing pursuant to ASC 850-10-50, net realized gain/loss on such transactions in the parenthetic disclosure of net realized gain/loss on investments in securities from affiliates in the statement of operations.

Response: The Rule 17a-7 transactions which were material to the Portfolios during the fiscal year are reflected in the Portfolio of Investments in the EQAT Trust’s annual report. The Trust disclosed the cost of purchases and the net proceeds of sales and redemptions for each Portfolio and indicated the percentage that the Rule 17a-7 transaction amounts represented of total purchases and sales. Each Trust confirms that future shareholder reports will enhance the ASC 850-10-50 disclosures regarding gains or losses related to Rule 17a-7 transactions, as applicable.

3.	Comment: Please confirm that funds in the EQAT Trust investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately.

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June 21, 2023

Please see Regulation S-X 6-07(7)(b). The Staff notes that funds in the EQAT Trust with significant investments in registered investment companies do not have corresponding disclosures in their statement of operations detailing long term capital gains distributions received from these investments.

Response: The Trusts confirm that the Portfolios investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately. These disclosures appear in a table following the Portfolio of Investments (in the column headed “Capital Gain Distributions”), and in the Statement of Operations, as “net distributions of realized gain received from underlying funds.”

4.

Comment: With respect to the EQ PIMCO Real Return Portfolio, the Staff notes a large payable for securities purchased of $55 million as of the fiscal year end, which represented 34% of total assets. Please clarify the nature of the related transactions and source of funds for settlement.

Response: At December 31, 2022, the Portfolio had entered into several trades to purchase $55 million in U.S. government agency bonds (Federal Farm Credit) and U.S. government agency discount notes (Federal Home Loan Bank, Freddie Mac and Fannie Mae) for settlement on January 3, 2023. All of these investments were then sold on January 3, 2023 for same day settlement, which offset the buy settlements. These types of investments are used on a regular basis to assist the Portfolio in complying with certain contractual undertakings with insurance companies that offer the Portfolio as an investment option for their variable insurance contracts, which require the Portfolio to be managed in a manner to comply with the tax diversification rules that apply to variable insurance contracts under Subchapter L of the Internal Revenue Code (“IRC”), as described in more detail below. Please note that the Portfolio had sufficient liquidity to satisfy the related obligations.

An insurance-dedicated fund, such as the Portfolio, must meet the asset diversification requirements under IRC Section 817 at the end of each calendar quarter. Those requirements are that no more than 55% of the value of the total (gross) assets of the fund can consist of investments in any one issuer; no more than 70% can consist of investments in any two issuers; no more than 80% can consist of investments in any three issuers; and no more than 90% can consist of investments in any four issuers. For these purposes, in the case of U.S. government securities, each government agency or instrumentality is treated as a separate issuer. Because the investment strategy of the Portfolio focuses on investments in U.S. government securities, and because of the limited number of government agencies issuing bonds meeting the Portfolio’s investment criteria, the Portfolio’s investment positions become concentrated in a way that can make it difficult to meet the Section 817 diversification requirements at the end of each calendar quarter. This issue affects all insurance-dedicated funds that utilize investment strategies focused on investments in U.S. government securities. When the Portfolio invests in U.S. government agency bonds and discount notes at the end of a quarter, it allows the Portfolio to meet the Section 817 diversification requirements and to do so in a manner that is consistent with its investment program. Because diversification is based on gross assets, the investments are counted in measuring diversification even though they are offset by a payable for purposes of determining the Portfolio’s net assets. By satisfying these

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diversification requirements, variable insurance contract owners are able to receive the favorable tax treatment contemplated under those contracts.

The Trust notes that the “Notes to Financial Statements” section of the annual report contains a description of “forward settling transactions,” including a description of sale-buyback transactions by the Portfolio during the fiscal year. The Trust will review this disclosure and consider potential enhancements in the disclosure in future reports regarding other similar types of transactions, as applicable.

5.

Comment: With respect to the EQ/T. Rowe Price Health Sciences Portfolio, the Staff notes that the fund has been identified as a non-diversified fund in the annual report; however, it appears the fund is operating as a diversified fund. If the fund has been operating as a diversified fund for more than 3 years, confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified. Please see Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder.

Response: The prospectus and statement of additional information for the EQ/T. Rowe Price Health Sciences Portfolio dated May 1, 2023 was updated to remove the reference to non-diversification and disclose that the Portfolio operates as a diversified fund. The EQAT Trust confirms that the Portfolio will receive shareholder approval prior to changing its status back to non-diversified.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

cc:	Shane Daly, Esq.
Maureen Kane, Esq.
Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP